Dear Bazaarvoice employees and directors,

As a Bazaarvoice stockholder, you should have already received a proxy statement and notice of a special meeting of stockholders to be held on June 23, 2016. The purpose of this meeting is to approve a one-time stock option exchange program for certain eligible employees (excluding our executive officers and members of our Board). The exchange program would permit eligible employees to exchange outstanding stock options (vested or unvested) with exercise prices equal to or greater than the 52-week high trading price of our common stock as of the start date of the exchange program for a lesser number of stock options having an exercise price per share equal to the market closing price on the date of grant. The exchange would promptly follow the expiration of a tender offer to be made to such eligible employees.

Bazaarvoice supports this proposal and encourages you to vote for it. If you have questions regarding the instructions and/or timing of the vote, or would like additional information about the exchange program, please review the proxy statement and notice of special meeting previously provided to you and that can be found at www.proxyvote.com.
VOTE BY INTERNET: Visit www.proxyvote.com and follow the online instructions to cast your vote.

VOTE BY TELEPHONE: Call 1-800-690-6903 24 hours a day, 7 days a week.

VOTE BY MAIL: Mark, sign and date your proxy card and return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

If you voted by telephone or the internet, please DO NOT mail back the proxy card.

We appreciate your participation and support.

Kin Gill
Chief Legal Officer, General Counsel and Secretary

The exchange program described in the proxy statement has not yet commenced and even if approved by the stockholders, the final determination on whether it will be implemented and its terms and conditions will be made by the Company's board or its compensation committee. Persons who are eligible to participate in any such tender offer should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available because they will contain important information about the tender offer. Bazaarvoice will file the Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the "SEC") upon the commencement of any such tender offer. Bazaarvoice stockholders and option holders will be able to obtain these written materials and other documents filed by Bazaarvoice with the SEC free of charge from the SEC's website at www.sec.gov.

While the terms of the exchange program are expected to be materially similar to the terms described in the proxy statement, we may find it necessary or appropriate to change the terms of the exchange program to take into account our administrative needs, legal requirements, accounting rules, or Bazaarvoice policy decisions that make it appropriate to change the exchange program and the like. The final terms of the exchange program will be set forth in the offering documents. The Company's board or its compensation committee will retain the discretion to make any necessary or desirable changes to the terms of the exchange program. In addition, the Company's board or its compensation committee reserves the right to amend, postpone or cancel the exchange program once it has commenced. Additionally, we may decide not to implement the exchange program even if our stockholders approve the exchange program. For example, if our stock price increases significantly, we may reassess the advisability of implementing the exchange program.